March 9, 2020

Mr. Frank Wyman

Ms. Ibolya Ignat

U.S. Securities and Exchange Commission

Division of Corporation

Office of Life Sciences

Washington, D.C. 20549

Re:         Enochian Biosciences, Inc.

Form 10-K for the fiscal year ended June 30, 2019

Filed September 30, 2019

File No. 001-38758

Dear Mr. Wyman and Ms. Ignat:

Enochian Biosciences, Inc. (the "Company") submits this letter in response to your letter dated February 11, 2020, relating to the above-referenced filing by the Company. Set forth below are the comments contained in the Staff's letter, followed by the Company's responses. Capitalized terms not defined herein should be given the meaning provided in the above-referenced filing.

Form 10-K for the fiscal year ended June 30, 2019

Note 3—Acquisition of Enochian Biopharma, page F-15

Comment:

1.	In your Form 10-Q for the quarterly period ended March 31, 2018, in which you first accounted for the acquisition of Enochian Biosciences, you valued the shares issued as consideration at their closing price on that date, which was $5.20 per share. However, in subsequent filings, including your Forms 10-K for the years, ended June 30, 2018 and 2019, you valued these shares at $8.00 per share. This revised valuation resulted in a $38.7 million increase to the total transaction consideration and intangible assets recorded as part of the acquisition (primarily consisting of IPR&D). You indicate that this revised valuation was based on the last third party private placement for cash which occurred at or around the acquisition date due to a lack of trading volume in your stock. Please explain to us how you considered the guidance in ASC 820 in determining that the price indicated by a recent third party private placement was more indicative of the fair value of your common stock than the reported closing price on the transaction date. In this regard, tell us how you assessed whether your stock trades in an active market. Please also explain how you considered the factors in ASC 820-10-35-54C in assessing the volume of trading activity in your common stock.

Response: The Company supplementally advises the Staff that when determining that the price indicated by the simultaneous third-party Private Placement was more indicative of the fair value of the Company's common stock rather than the reported closing price on the transaction date, the Company considered the guidance in ASC 820 in determining that the Company’s common stock was not trading on an active market as follows:

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ASC 820-10-35-54 C through -54H- Measuring Fair Value When the Volume or Level of Activity for an Asset or Liability Has Significantly Decreased

820-10-35-54C

The fair value of an asset or a liability might be affected when there has been a significant decrease in the volume or level of activity for that asset or liability in relation to normal market activity for the asset or liability (or similar assets or liabilities). To determine whether, on the basis of the evidence available, there has been a significant decrease in the volume or level of activity for the asset or liability, a reporting entity shall evaluate the significance and relevance of factors such as the following:

a.	There are few recent transactions.

The Company's shares traded on the OTC Market prior to the transaction date with a historical trading volume of 1,824,893 shares from 9/21/2016 through February 16, 2018 (the “Measurement Date”) (a period of 17 months or 365 trading days.) This is a trading volume average of approximately 5,000 share per trading day for this period.

We also noted the following data points that supported our conclusion that there was not sufficient trading volume for the market share price to be the most accurate price to use in the valuation models.

•	The trading volume for the five days leading up to the closing date was 30,019 shares
•	The trading volume for the entire month of February was 165,001 shares
•	Total trading volume from 12/31/2017 through the Measurement Date was 347,849 shares
•	There were 148 trading days with zero trading volume out of 17 months or 365 trading days for the period 9/21/2016 through the Measurement Date (i.e., approximately 40% of the trading days considered).
b.	Price quotations are not developed using current information.

Not applicable

c.	Price quotations vary substantially either over time or among market makers (for example, some brokered markets).

The Company's share price had not been consistent enough during the period from 9/21/2016 through the Measurement Date (a 17 month period or 365 trading days) to support the use of market price in the valuation.

d.	Indices that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability.

Not applicable

e.	There is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with the reporting entity's estimate of expected cash flows, taking into account all available market data about credit and other nonperformance risk for the asset or liability.

Not applicable

Corporate HQ: 2080 Century Park E, Suite 906	Miami Office: 3250 NE 1st Avenue, Ste 305
Los Angeles, CA 90067	Miami, Florida 33137
(323) 408-2400	(786) 888-1685 Ext. 2002

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f.	There is a wide bid-ask spread or significant increase in the bid-ask spread.

Not applicable

g. There is a significant decline in the activity of, or there is an absence of, a market for new issues (that is, a primary market) for the asset or liability or similar assets or liabilities.

With an approximate average daily trading volume of 5,000 shares and approximately 40% of trading days with zero trading over the 365 trading days prior to the Measurement Date, we believe that the closing share price on the Measurement Date is not representative of the fair value of the shares and thus, not the most accurate input.

h.	Little information is publicly available (for example, for transactions that take place in a principal-to-principal market).

The principal market for the Company's common stock on the Measurement Date was the OTC Market. Although a public market, not one with the same level of trading volume or information dissemination to the public.

820-10-35-54D

If a reporting entity concludes that there has been a significant decrease in the volume or level of activity for the asset or liability in relation to normal market activity for the asset or liability (or similar assets or liabilities), further analysis of the transactions or quoted prices is needed. A decrease in the volume or level of activity on its own may not indicate that a transaction price or quoted price does not represent fair value or that a transaction in that market is not orderly. However, if a reporting entity determines that a transaction or quoted price does not represent fair value (for example, there may be transactions that are not orderly), an adjustment to the transactions or quoted prices will be necessary if the reporting entity uses those prices as a basis for measuring fair value and that adjustment may be significant to the fair value measurement in its entirety. Adjustments also may be necessary in other circumstances (for example, when a price for a similar asset requires significant adjustment to make it comparable to the asset being measured or when the price is stale).

The Company concluded that there was little to no significant trading volume of the shares within the OTC Market, and therefore the share value of the third-party Private Placement ($8/per share) that occurred on the Measurement Date was a more accurate input to the valuation models used by the independent valuation specialists we engaged to estimate fair value of the IPR&D at the Measurement Date.

To further support this conclusion, we have provided the following information:

•	The Company sold 1,677,130 shares at $8/per share in the third-party Private Placement to approximately 200 non-related investors, which closed on the Measurement Date. The 1,677,130 shares approximate 92% of the total volume (1,824,893) traded from 9/21/2016 through the Measurement Date (a 17 month period or 365 trading days);

Corporate HQ: 2080 Century Park E, Suite 906	Miami Office: 3250 NE 1st Avenue, Ste 305
Los Angeles, CA 90067	Miami, Florida 33137
(323) 408-2400	(786) 888-1685 Ext. 2002

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•	The Private Placement also represents 10X volume trading when compared to all trading activity in February (165,001), and
•	The number of shares issued at $8/per share in the third party Private Placement volume was 1,663,115 shares greater than the daily trading activity (14,015) on the Measurement Date.

820-10-35-54F

If there has been a significant decrease in the volume or level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate (for example, the use of a market approach and a present value technique). When weighting indications of fair value resulting from the use of multiple valuation techniques, a reporting entity shall consider the reasonableness of the range of fair value measurements. The objective is to determine the point within the range that is most representative of fair value under current market conditions. A wide range of fair value measurements may be an indication that further analysis is needed.

The independent valuation specialists considered the asset/cost approach, the market approach, and the income approach when estimating the fair value of the IPR&D assets. The Company provided projections which the independent valuation specialist tested for reasonableness for use in their valuation analysis. The procedures used to test reasonableness considered management experience, market participant financial data, industry growth rates, and industry standard procedures for the valuation of pharmaceutical assets. Based on their analysis, they determined that the financial projections reflect market participant assumptions that exclude buyer-specific synergies and that they were appropriate to reach their conclusion of fair value for the IPR&D assets.

820-10-35-54G

Even when there has been a significant decrease in the volume or level of activity for the asset or liability, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distress sale) between market participants at the measurement date under current market conditions.

The Company believes the third-party Private Placement equity securities sold to approximately 200 non-related investors in February meets the definition of an orderly transaction between market participants at the measurement date under the current market conditions and is more indicative of the fair market value of the shares.

820-10-35-54H

Estimating the price at which market participants would be willing to enter into a transaction at the measurement date under current market conditions if there has been a significant decrease in the volume or level of activity for the asset or liability depends on the facts and circumstances at the measurement date and requires judgment. A reporting entity's intention to hold the asset or to settle or otherwise fulfill the liability is not relevant when measuring fair value because fair value is a market based measurement, not an entity-specific measurement.

Corporate HQ: 2080 Century Park E, Suite 906	Miami Office: 3250 NE 1st Avenue, Ste 305
Los Angeles, CA 90067	Miami, Florida 33137
(323) 408-2400	(786) 888-1685 Ext. 2002

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The Company's projections were based on various inputs used by the independent valuation specialist in the Multi-Period Excess Earnings Method (Income approach) which included the following (not all inputs listed): HIV population data and estimated annual price per patient data to determine net revenue, probability of success for each clinical phase from Pre-IND to commercialization, different categories of expenses, and income taxes.

820-10-35-54I

The determination of whether a transaction is orderly (or is not orderly) is more difficult if there has been a significant decrease in the volume or level of activity for the asset or liability in relation to normal market activity for the asset or liability (or similar assets or liabilities). In such circumstances, it is not appropriate to conclude that all transactions in that market are not orderly (that is, forced liquidations or distress sales). Circumstances that may indicate that a transaction is not orderly include the following:

a.	There was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions.
b.	There was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant.
c.	The seller is in or near bankruptcy or receivership (that is, the seller is distressed).
d.	The seller was required to sell to meet regulatory or legal requirements (that is, the seller was forced).
e.	The transaction price is an outlier when compared with other recent transactions for the same or a similar asset or liability.

A reporting entity shall evaluate the circumstances to determine whether, on the weight of the evidence available, the transaction is orderly.

The Company believes that the above factors do not apply to the transaction and that the transaction meets the definition of an orderly transaction.

820-10-35-54J

A reporting entity shall consider all of the following when measuring fair value or estimating market risk premiums:

a.	If the evidence indicates the transaction is not orderly, a reporting entity shall place little, if any, weight (compared with other indications of fair value) on that transaction price.

Not applicable, as the transaction was deemed orderly.

Corporate HQ: 2080 Century Park E, Suite 906	Miami Office: 3250 NE 1st Avenue, Ste 305
Los Angeles, CA 90067	Miami, Florida 33137
(323) 408-2400	(786) 888-1685 Ext. 2002

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b.	If the evidence indicates that a transaction is orderly, a reporting entity shall take into account that transaction price. The amount of weight placed on that transaction price when compared with other indications of fair value will depend on the facts and circumstances, such as the following:

1.	The volume of the transaction

The volume of the transaction of third-party Private Placement equity securities that were sold to approximately 200 non-related investors which simultaneously closed on the same date as the acquisition is significantly greater than the historical trading volume that occurred in the entire month of February (1,677,130 vs. 165,001 shares) and amounts to approximately 92% (1,677,130 vs. 1,824,893) of the total historical trading volume for the period from 9/21/2016 through Measurement Date.

2.	The comparability of the transaction to the asset or liability being measured

The equity securities sold in the third party Private Placement are the same type of equity that was issued in the acquisition, where 18,081,963 of Enochian BioSciences common shares were exchanged for the equity of Enochian BioPharma, Inc.

3.	The proximity of the transaction to the measurement date.

The equity securities in the third party Private Placement were sold on the same date as the closing of the Agreement with Enochian Biopharma, Inc.

c.	If a reporting entity does not have sufficient information to conclude whether a transaction is orderly, it shall take into account the transaction price. However, that transaction price may not represent fair value (that is, the transaction price is not necessarily the sole or primary basis for measuring fair value or estimating market risk premiums). When a reporting entity does not have sufficient information to conclude whether particular transactions are orderly, the reporting entity shall place less weight on those transactions when compared with other transactions that are known to be orderly.

The Company determined that the transaction met the definition of an orderly transaction.

d.	The comparability of the transaction to the asset or liability being measured

The equity securities sold in the third party Private Placement are the same type of equity securities that were issued in the acquisition (18,081,963 of Enochian BioSciences common shares were exchanged for the equity of Enochian BioPharma, Inc.)

e.	The proximity of the transaction to the measurement date.

The equity securities in the third-party Private Placement were sold on the same date as the closing of the Agreement with Enochian Biopharma, Inc.

Corporate HQ: 2080 Century Park E, Suite 906	Miami Office: 3250 NE 1st Avenue, Ste 305
Los Angeles, CA 90067	Miami, Florida 33137
(323) 408-2400	(786) 888-1685 Ext. 2002

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f.	If a reporting entity does not have sufficient information to conclude whether a transaction is orderly, it shall take into account the transaction price. However, that transaction price may not represent fair value (that is, the transaction price is not necessarily the sole or primary basis for measuring fair value or estimating market risk premiums). When a reporting entity does not have sufficient information to conclude whether particular transactions are orderly, the reporting entity shall place less weight on those transactions when compared with other transactions that are known to be orderly.

The Company determined that the transaction met the definition of an orderly transaction.

AICPA-Accounting & Valuation Guide- Valuation of Privately-Held Company Equity Securities Issued as Compensation

Based on the fact that the Company's profile, although publicly traded, more closely resembles a privately held company due to its trading on the OTC Market, low historical volume trading (1,824,893 shares from 9/21/2016 through the Measurement Date, representing an average volume of 5,000 shares per trading day) versus the number of shares issued for third party Private Placement of 1,677,130 on the Measurement Date, and its closely held status, the Company determined that the appropriate standard to apply to the transaction was the AICPA's Accounting & Valuation Guide, Valuations of Privately Held Company Equity Securities Issued as Compensation (A&V Guide), which the Company believes is analogous to the transaction's characteristics on the Measurement Date.

Paragraph .04 of the A&V Guide states that Enterprises with privately issued securities have historically estimated the fair value of their common stock in one of four ways: use of general "rule of thumb" discounts from prices of other securities, internal valuation based on management's (or the board of directors') best estimate, substantial sales to unrelated third parties, or valuation by an unrelated valuation specialist. In estimating the fair value of common stock based on management's best estimate, fair value is typically estimated by assessing relevant factors at each security's issuance date.

The Company used the substantial sale of equity securities to approximately 200 non-related investors through a Private Placement at $8.00 per share during the same period and obtained a valuation from an independent valuation specialist to estimate the fair value of the IPR&D assets.

Fair Value Input Conclusion

The Company concluded that the Level 1 observable input of market share price on the Measurement Date was not indicative of the fair value of the common shares and should not be used in the valuation of the IPR&D assets. Based on the facts presented above, the Company believes its use of the Accounting & Valuation Guide, as analogous guidance to support the use of the Level 2 observable inputs of the share price of the third-party Private Placement of equity securities sold as the correct input to be used in the valuation models to estimate fair value.

Overall Conclusion

The Company evaluated the transaction and its fair value by considering ASC 820-Fair Value Measurement and the Accounting & Valuation Guides guidance in the determination of the input hierarchy and valuation methods to estimate the fair value of the IPR&D assets that were acquired as part of the acquisition that occurred on the Measurement Date, that was accounted for in accordance with ASC 805-Business Combinations.

Corporate HQ: 2080 Century Park E, Suite 906	Miami Office: 3250 NE 1st Avenue, Ste 305
Los Angeles, CA 90067	Miami, Florida 33137
(323) 408-2400	(786) 888-1685 Ext. 2002

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The Company carefully reviewed and analyzed all inputs, but particularly the share price value used in the valuation models by our independent valuation specialist to ensure that the proper inputs were considered in their analysis. The Company worked with the independent valuation specialist and our external auditors, who also engaged a third party valuation specialist to ensure that the proper accounting guidance was being considered and that the assumptions being made throughout the process were reasonable and supportable.

Based on all of the analysis performed by the Company and the valuation analysis performed by the independent valuation specialists, the Company believes that the final valuation of the IPR&D assets of $154,824,000, based on a Multi-Period Excess Earnings Method (“MPEEM”), a form of the income approach, approximates fair value at the measurement date.

Sincerely,

/s/ Mark Dybul

Mark Dybul

Executive Vice-Chair

Cc:  Luisa Puche

Evelyn D’An

Clay Parker

Corporate HQ: 2080 Century Park E, Suite 906	Miami Office: 3250 NE 1st Avenue, Ste 305
Los Angeles, CA 90067	Miami, Florida 33137
(323) 408-2400	(786) 888-1685 Ext. 2002

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